

Suite 902, #105,150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

News Release

Gravis Oil Corporation Raises US $1,759,900 and Announces Management Changes

Calgary, Alberta; July 11, 2011 – The Board of Directors of Gravis Oil Corporation., (the "Company" or "Gravis"), **(OTCBB:GRAVD)** is pleased to announce that it has raised US $1,759,900 pursuant to the terms of the additional investment rights associated with the August 2009 financing of Series B Convertible Preferred stock and warrants. The proceeds from this transaction will fund general working capital obligations and capital expenditures.

The Board of Directors is also pleased to announce the appointment of Mr. Jeffrey Freedman as Chief Financial Officer ("CFO"). The Board thanks Mr. George Orr who has acted as interim CFO for the Company since April, 2011. Mr. Orr remains a Director of the Gravis.

Mr. Freedman has more than 30 years of experience in finance and corporate development within the energy sector. Prior to joining Gravis Oil in 2011, he served for two years as Vice President of Corporate Development for SulphCo, Inc., a Houston-based firm using proprietary technologies to remove sulphur from crude petroleum products. Mr. Freedman also served as a founding shareholder of Allis Chalmers Energy Inc., a former New York Stock Exchange listed company, serving in an executive or Board position from 2002 to 2007. During that period, Allis Chalmers Energy grew its revenue from $38 million to $700 million. Earlier in his career, Mr. Freedman served as Managing Director for Oilfield Services and Equipment for Prudential Securities and Smith Barney. He holds a B.A. degree in Finance from Babson College and an M.B.A. from the Stern School of Business at New York University.

Mr. Tim Morrison, President & CEO of Gravis says, "Mr. Freedman brings an extensive background in corporate development and corporate finance capabilities to Gravis. As the Company continues to grow, Mr. Freedman's expertise will be very valuable."

The Company also announces the resignation of Mr. E. Wayne Sampson, Vice President Land, a position he has held since March 2007. The Board of Directors and management of the Company are pleased that Mr. Sampson will remain as a consultant.

About Gravis Oil Corporation

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with current operational emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company has an average of 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana. For more information, please visit www.gravisoil.com.

CONTACT:

Randy Tronsgard, Manager - Investor Relations
Telephone: (403) 863-6480
Toll Free: 1-877-984-6342

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

Email: investor.relations@gravisoil.com
Website: www.gravisoil.com